EXHIBIT 18


                    LETTERHEAD OF COOPERS AND LYBRAND L.L.P.



Tosco Corporation
72 Cummings Point Road
Stamford, CT


     We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

     We have read management's justification for the change in accounting for retail fuel inventories from the last-in, first-out (LIFO) method of inventory valuation to the first-in, first-out (FIFO) method contained in the Company's Form 10-Q for the quarter ended September 30, 1996. Based on our reading of the data and discussions with the Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

     We have not audited any financial statements of Tosco Corporation as of any date or for any period subsequent to December 31, 1995, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of Tosco Corporation for the quarterly period ended September 30, 1996; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.


/s/ Coopers and Lybrand L.L.P.
San Francisco, California
November 13, 1996